[redacted]

10029733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
122

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Dove Street, Suite 330
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry R. Law 949-660-8833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd, Suite 1000, Costa Mesa, CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

MR

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

REBECCA SHABUNOV
Commission # 1859810
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRL CAPITAL CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF JRL CAPITAL MANAGEMENT GROUP)
SEC ID No. 8-26657

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2009

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
JRL Capital Corporation

We have audited the accompanying statement of financial condition of JRL Capital Corporation (the "Company") (a wholly owned subsidiary of JRL Capital Management Group) as of December 31, 2009, and the related statements of income, stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
February 25, 2010

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2009
Cash and cash equivalents	$	11,595
Accounts receivable		11,170
Deferred tax asset		4,200
Prepaid expenses		2,957
	$	29,922

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities - Accounts payable	$	3,065
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized, issued and outstanding		34,904
Accumulated deficit		(8,047)
Total stockholder's equity		26,857
	$	29,922

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF INCOME

	For The Year Ended December 31, 2009
Revenues:	
Commissions	$ 807,344
Other	32,106
	839,450
Expenses:	
Commissions	714,775
Related-party management fees	112,000
General and administrative	5,195
Total expenses	831,970
Income before benefit from income taxes	7,480
Benefit from income taxes	(3,400)
Net income	$ 10,880

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2009

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
Balance at January 1, 2009	1,000	$ 34,904	$ (18,927)	$ 15,977
Net income	-	-	10,880	10,880
Balance at December 31, 2009	1,000	$ 34,904	$ (8,047)	$ 26,857

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2009
Cash flows from operating activities:	
Net income	$ 10,880
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(9,541)
Deferred tax asset	(4,200)
Prepaid expenses	(2,957)
Deposits	154
Accounts payable	3,065
Net cash used in operating activities	(2,599)
Net decrease in cash and cash equivalents	(2,599)
Cash and cash equivalents, beginning of year	14,194
Cash and cash equivalents, end of year	$ 11,595
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a smaller number of registered representatives licensed with the firm. The Company does not maintain its own security accounts or perform custodial functions related to the security transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in the state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentrations of Credit Risk

Cash and Cash Equivalents

The Company maintains its cash balances at a financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2009, the Company had no amounts in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through a small number of registered representatives licensed with the firm. This is facilitated by entering into "selling group agreements" with financial institutions that enable the Company's representatives to sell financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with financial institutions through an extensive review process.

The Company's commission receivables are primarily due from various financial institutions. The Company expects to collect amounts due because of the customers' history with the Company and the nature of the industry, although actual collections may differ. Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2009, no reserves for bad debts have been established.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method, over the estimated useful lives of the related assets, which is generally five to seven years. Office equipment is fully depreciated.

Revenue Recognition

For securities brokerage services, the Company recognizes commissions revenue on a trade-date basis. For commissions revenue related to real estate and private placement services, revenue is recognized upon closing of escrow. Other income consists primarily of bonuses earned on marketing assistance programs with third party securities/annuities companies.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company files as part of a consolidated return of CMG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax asets when it is more likely than not that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company adopted the accounting for uncertain tax positions as of January 1, 2009. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has $0 accrued for interest and penalties on the Company's balance sheet at December 31, 2009.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2005.

Fair Value Measurements

As of December 31, 2009, the Company measures the fair value of certain of its financial assets on a recurring basis. A fair value hierarchy is used to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2009, the Company's cash equivalent of $152, is valued using quoted prices for similar assets, or Level 2, as defined by the fair value hierarchy.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of deferred tax asset. Actual results could differ from those estimates.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 28, 2011. In the event that additional funds are required, CMG has committed to provide such funding.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the balance sheet date and through February 25, 2010, the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – OFFICE EQUIPMENT

Office equipment consisted of the following at December 31, 2009:

Computer equipment	$	2,378
Furniture and fixtures		13,298
		15,676
Accumulated depreciation		(15,676)
	$	-

There was no depreciation expense for the year ended December 31, 2009.

NOTE 3 – INCOME TAXES

For the year ended December 31, 2009, the income tax provision (benefit) consists of the following:

Federal:		
Deferred	$	(1,400)
California:		
Current		800
Deferred		(2,800)
	$	(3,400)

NOTE 3 – INCOME TAXES, continued

The accompanying balance sheet reflects a deferred tax asset of $4,200 related to the Company's net operating loss carryforwards. For Federal and California income tax purposes, the Company has net operating loss carryforwards of $4,100 and $31,000, respectively, which expire through 2029 and 2019, respectively. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent as a result of a reversal of the prior year's valuation allowance of approximately $6,900 and state income taxes.

NOTE 4 – RELATED PARTY TRANSACTIONS

CMG provided the Company with office space, miscellaneous office expenses and management services. The Company paid $112,000 in management fees for the year ended December 31, 2009. The results of operations could be significantly different if the Company were to operate autonomously of the related entity.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

In 2009, the Company was named in three FINRA arbitration filings regarding an investment in an unrelated entity made by customers through the Company at the recommendation of certain of its registered representatives. The Company is confident that the current arbitrations are manageable in terms of exposure to significant problems for the Company as there was no lack of information or opportunity for the investors to review and understand the risks associated with such investments.

NOTE 5 – COMMITMENTS AND CONTINGENCIES, continued

In addition, under the terms of the representative contract between the Company and all its registered representatives, in such legal matters, the entire responsibility for the costs and fees associated with such a proceeding (including all legal and ancillary costs) are the responsibility of the registered representative. The Company has the right under the terms of these contracts, to deduct any fees, costs or expenses not reimbursed by its representatives to the Company from the ongoing commissions payable to such representatives.

The Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2009, under the most restrictive requirement, the Company had net capital of $18,668 which was $13,668 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

	Unaudited amount per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 12,475	$ 26,857	$ 14,382
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	152	152	-
Accounts receivable	880	880	-
Deferred tax asset	-	4,200	4,200
Prepaid expenses	-	2,957	2,957
Total deductions and/or charges	1,032	8,189	7,157
Net capital	11,443	18,668	7,225
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 6,443	$ 13,668	$ 7,225
Total aggregate indebtedness	$ -	$ 3,065	$ 3,065
Ratio of aggregate indebtedness to net capital	0.00 to 1	0.16 to 1	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
JRL Capital Corporation

In planning and performing our audit of the financial statements of JRL Capital Corporation (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
February 25, 2010

JRL CAPITAL CORPORATION

(A Wholly Owned Subsidiary of
JRL Capital Management Group)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2009

KMJ | Corbin & Company

Business Advisors Tax and Audit